Exhibit 19

Organizational Functional Area: FS Bancorp, Inc.

Policy for: Insider Trading

Board Approved: 04/25/2024

Last Revision Date: 05/27/2021

Department Responsible: Finance

Policy Number: FSB-BHC100.0

100.0 Statement of Policy on Insider Trading

The purchase or sale of securities by a person who is aware of material non-public information about a public company, or the disclosure of material non-public information about a public company to others who then trade in the company’s securities, is prohibited by the federal securities laws. Insider trading violations are pursued vigorously by the Securities and Exchange Commission (the “SEC”) and federal prosecutors, with potentially severe consequences for those involved. While the regulatory and law enforcement authorities typically concentrate their efforts on the individuals who trade, or who tip inside information to others who trade, the federal securities laws also impose potential liability on companies and other “controlling persons” if they fail to take reasonable steps to prevent Insider trading by company personnel.

The Board of Directors of FS Bancorp, Inc. has adopted this policy both to satisfy the obligation of FS Bancorp, Inc. to prevent insider trading and to help FS Bancorp, Inc. and subsidiary 1st Security Bank of Washington Directors, Executive Officers and employees avoid the severe consequences associated with violations of the insider trading laws. This Policy also is intended to prevent even the appearance of improper conduct on the part of any Director, Executive Officer, or employee.

In this Policy, “FS Bancorp, Inc.” refers to FS Bancorp, Inc. and its subsidiaries. FS Bancorp, Inc. “securities” includes common stock, options to purchase common stock and any other securities FS Bancorp, Inc. may issue from time to time, such as preferred stock, trust preferred securities, warrants and debt securities, as well as derivative securities relating to FS Bancorp, Inc. stock that are not issued by FS Bancorp, Inc., such as exchange-traded options.

100.1 Overview of Insider Trading Standards

It is the policy of FS Bancorp, Inc. that no Director, Executive Officer or other employee of FS Bancorp, Inc. who is aware of material non-public information relating to FS Bancorp, Inc. may, directly or through family members or other persons or entities, (a) buy or sell securities of FS Bancorp, Inc. (other than pursuant to a pre-approved trading plan that complies with SEC Rule 10b5-1, discussed below under “Procedures for Trading in FS Bancorp, Inc. Securities”), or engage in any other action to take advantage of that information, or (b) pass that information on to others either inside or outside FS Bancorp, Inc. (including offering trading recommendations or strategies based on the information), including family and friends and any other persons, whether through social conversations, inquiries from investors, vendors or suppliers, participation in internet chat rooms, message boards or other forms of social media, or otherwise. In addition, it is the policy of FS Bancorp, Inc. that no Director, Executive Officer or other employee of FS Bancorp, Inc. who learns of material non-public information about a company with which FS Bancorp, Inc. does business, including a customer, vendor or entity with which FS Bancorp, Inc. is negotiating a transaction, such as a merger or acquisition, may trade in that company’s securities until two complete business days after the information becomes public or is no longer material.

This Insider Trading Policy also applies to family members who reside with the Director, Executive Officer or other employee, anyone else who lives in that person’s household, and any family members who do not live in that household but whose transactions in FS Bancorp, Inc. securities are directed by or are subject to the influence or control (such as parents or children who consult with that person before they trade in FS Bancorp, Inc. securities). Directors, Executive Officers or employees are responsible for the transactions of these other persons and therefore should make them aware of the need to confer with the Director, Executive Officer or employee before they trade in FS Bancorp, Inc. securities. These persons are referred to below as “Immediate Family Members.” In addition, this policy applies to any corporation, partnership, trust, or other entity if one has or shares the ability to control the investment decisions of the entity. These entities are referred to below as “Controlled Entities.”

Transactions in FS Bancorp, Inc. securities that may be necessary or justifiable for independent reasons (such as the need to raise money for an emergency expenditure) are not exempted from the Policy. The securities laws do not recognize such mitigating circumstances, and, in any event, even the appearance of an improper transaction must be avoided to preserve FS Bancorp, Inc.’s reputation for adhering to the highest standards or conduct. All Directors, Executive Officers, and listed employees with access to insider information are subject to additional restrictions on transactions in FS Bancorp, Inc. securities, as described below under “Additional Restrictions.”

100.2 Material Non-Public Information

“Material” information is any information that a reasonable investor would consider important in deciding to buy, hold or sell securities. Any information that could be expected to affect FS Bancorp, Inc.’s stock price, whether it is positive or negative, should be considered material. While not exhaustive, the following are examples of the types of information that should be considered material:

• Proposals or plans for mergers and acquisitions.

• Earnings estimates or results, including changes to previously released guidance.

• Changes in dividends or dividend policy, or the declaration of a stock split.

• Sales of substantial assets.

• Changes in debt ratings.

• New product innovation, development, or implementation.

• Pending or threatened significant litigation or regulatory developments, including investigations by governmental bodies.

• Significant operational issues, including write-downs of assets, additions to reserves for bad debts or contingent liabilities or changes in nonperforming assets.

• Liquidity problems.

• Securities offerings, or the establishment of a repurchase program.

• Significant management developments.

• A change in auditors or notification that the auditor’s reports may no longer be relied upon.

• Significant expansion of operations, whether geographic or otherwise, or the curtailment of current or future planned operations.

• Cybersecurity risks and incidents, including vulnerabilities or breaches.

• Any other information which, if known, would likely influence the decisions of investors.

“Non-public” information is information that has not been previously and fully disclosed to the general public and is otherwise not available to the general public. Information about FS Bancorp, Inc. that is not yet in general circulation should be considered non-public. This includes information available only to a select group of analysts, brokers or institutional investors and undisclosed facts that are the subject of rumors, even if the rumors are widely circulated. Similarly, information received about another company in circumstances indicating that it is not yet in general circulation should be considered non-public. Information should not be considered available to the general public until two complete business days after the release of the information in a widely disseminated press release or in a document publicly filed with or furnished to the SEC.

Whether information is material will depend on the particular facts and circumstances. When doubt exists as to whether non-public information is material, one should presume that it is and not trade until two complete business days after the information has been made available to the general public, as described above. Remember, anyone scrutinizing transactions will be doing so after the fact, with the benefit of hindsight. As a practical matter, before engaging in any transaction, one should carefully consider how enforcement authorities and others might view the transaction in hindsight.

100.3 Procedures for Trading in FS Bancorp, Inc. Securities

There are procedures that must be followed by certain persons to reduce the likelihood that they will be viewed as engaging in insider trading. Directors of FS Bancorp, Inc., all listed Executive Officers of 1st Security Bank and their Immediate Family Members and Controlled Entities of such Directors and Executive Officers are required to always comply with these procedures. Employees of 1st Security Bank of Washington who have access to month end financial reporting or attend the Audit Committee and their Immediate Family Members and Controlled Entities are required to comply with these procedures on a permanent basis, either because of their position with FS Bancorp, Inc. or because of their involvement with matters that result in or could result in knowledge of material non-public information. (The Directors, Executive Officers and other employees and their Immediate Family Members and Controlled Entities required to comply with these procedures are sometimes referred to below as “Insiders.”) Even if you are not informed that you are required to comply with these procedures, following these procedures may assist you in complying with FS Bancorp, Inc.’s Insider Trading Policy.

• Trading Windows and Preclearance. Unless an exception is granted or unless made pursuant to a pre-approved Rule 10b5-1 trading plan (both discussed below), purchases and sales of FS Bancorp, Inc. stock by Insiders may be made only during the “window” periods that follow the release of FS Bancorp, Inc.’s year-end and quarterly earnings announcements. Each window period begins 24 hours after the release of the announcement and ends at the close of business on the last day of the second month of the succeeding quarter. For example, if first quarter earnings were publicly announced on April 25th, April 27th would be the first trading day 24 hours after the release and the window would close on May 31st. Even during a window period, however, an Insider may not initiate a transaction in FS Bancorp, Inc. stock if he or she is aware of material non-public information about FS Bancorp, Inc. To ensure that a material event is not on the horizon, all transactions in FS Bancorp, Inc. stock by Directors and Executive Officers should be cleared in advance through the Chief Executive Officer (CEO) and/or Chief Financial Officer (CFO) in writing (email is sufficient). In addition, execution of a trade, even if pre-cleared, must be reported immediately to the CEO and/or CFO for SEC reporting purposes. From time to time, FS Bancorp, Inc. may close trading in its securities during a window period due to material non-public information developments. Should this occur, FS Bancorp, Inc. may notify particular individuals that they should not engage in any transactions in FS Bancorp, Inc.’s securities, and these individuals should not disclose to others the fact that the trading window has been closed.

• Restricted Stock and Stock Options. Those that have been granted stock awards (stock grants and/or the option to buy stock at a predetermined price) must comply with the Insider Trading Policy and ensure that transactions related to their equity awards comply with all aspects of this Policy. Stock options where the holder is exercising the option to hold the stock will not be treated as a purchase under this policy; however, any exercise of stock options that require the sale of stock (i.e., a cashless exercise or a holdback exercise) are required to occur during an open trading window. Exercising stock options to hold is acceptable during closed trading periods as long as no stock sales occur.

• Exceptions. Exceptions to the window period requirement may be granted under limited circumstances on a case-by-case basis provided that the Insider is not aware of material non-public information. The CEO or CFO of FS Bancorp, Inc., in their discretion, may grant exceptions for all employees other than themselves. Exceptions for the CEO or CFO of FS Bancorp, Inc. or for any other Director may be granted by the Board of Directors of FS Bancorp, Inc. in its discretion.

• Rule 10b5-1 Plans. The SEC’s Rule 10b5-1(c) provides a defense from insider trading liability if trades occur pursuant to a pre-arranged trading plan that meets specified conditions. Under this rule, if you enter into a binding contract, provide an instruction or adopt a written plan to purchase or sell securities that specifies the amount, price and date on which securities are to be purchased or sold, and these arrangements are established at a time when you are not aware of material non-public information, then you may claim a defense to Insider trading liability if the transactions under the trading plan occur at a time when you have subsequently become aware of material non-public information. Arrangements under the rule may specify the amount, price and date through a formula or may specify trading parameters which another person has discretion to administer, but you must not exercise any subsequent discretion affecting the transactions, and if your broker or any other person exercises discretion in implementing the trades, you must not influence his or her actions and he or she must not possess any material non-public information at the time of the trades. For example, you could adopt a plan providing for the entry with a broker of limit orders to purchase a specified number of shares of FS Bancorp, Inc. stock on the first trading day of each month if the price does not exceed a specified level.

Any Insider who wishes to implement a trading plan under Rule 10b5-1 must first pre-clear the plan with FS Bancorp, Inc.’s CEO or CFO. As required by Rule 10b5-1, you may enter into or amend a trading plan only when you are not in possession of material non-public information. In addition, an Insider may enter into or amend a trading plan only during a window period. Transactions by Insiders pursuant to a pre-cleared trading plan will not require further pre-clearance at the time of the transaction if the plan specifies the dates, prices, and amounts of the contemplated trades, or establishes a formula for determining the dates, prices, and amounts. Transactions in FS Bancorp, Inc. stock by non-Insiders may be made through a trading plan, but do not require pre-clearance and need not be affected during a window period since such persons are generally free to engage in transactions in FS Bancorp, Inc. stock any time they wish, as long as they are not aware of material non-public information or have not otherwise been notified that they must refrain from trading. If one thinks they may be aware of material non-public information and wish to trade, that person should either refrain from trading or contact FS Bancorp, Inc.’s CEO or CFO before initiating a transaction.

• Additional Reminders for Directors and Executive Officers. Directors and Executive Officers are reminded that their transactions in FS Bancorp, Inc. common stock generally must be reported to the SEC no later than the second business day after the trade date. Directors and Executive Officers also must be mindful of the short-swing profit provisions of Section 16(b) of the Securities Exchange Act of 1934. Under these provisions if a Director or an Executive Officer has a purchase and a sale, or a sale and a purchase, which occur within six months of one another where the sale price is higher than the purchase price, the Director or Executive Officer will be deemed to have realized a “short-swing profit” that must be paid back to FS Bancorp, Inc. Section 16(b) is extremely complicated and contains a number of traps for the unwary. By law, FS Bancorp, Inc. cannot waive or release any claim it may have under Section 16(b) or enter into an enforceable agreement to provide indemnification for amounts recovered under the section. In other words, FS Bancorp, Inc. by law cannot refuse to reclaim such profits. To help prevent the unintended realization of a short-swing profit, Directors and Executive Officers should be sure to notify the FS Bancorp, Inc. CEO or CFO before they trade. Directors and executive officers selling securities should also make sure that they and their brokers follow SEC Rule 144, which requires that FS Bancorp, Inc. be current in its annual and quarterly SEC filings, places limits on the amount of securities that can be sold over a three-month period, requires the broker to conduct itself in the manner required by the rule and generally requires the filing of a Form 144 with the SEC concurrent with placing the sell order with the broker.

There may be periods of time during which SEC rules specifically prohibit purchases and/or sales by Directors and Executive Officers, without regard to whether material information has been made public. For example, in the case of a merger with, or acquisition of, another company where FS Bancorp, Inc. stock will be issued to the stockholders of the other company, FS Bancorp, Inc. and its Directors and Executive Officers are prohibited from purchasing FS Bancorp, Inc. stock during the proxy solicitation period for the other company’s stockholders and any other period during which FS Bancorp, Inc.’s stock price will determine the number of FS Bancorp, Inc. shares to be issued to the other company’s stockholders in exchange for their shares (the so-called “exchange ratio”). If employees were temporarily prohibited from purchasing or selling FS Bancorp, Inc. stock in their 401(k) accounts (which might occur if the plan’s third-party administrator were being changed), Directors and Executive Officers would also be prohibited from purchasing or selling FS Bancorp, Inc. stock if such stock is or was previously acquired in connection with their service or employment with FS Bancorp, Inc., whether inside or outside of a 401(k) account. By law, FS Bancorp, Inc. must give notice to Directors and Executive Officers of upcoming blackout periods. Accordingly, Directors and Executive Officers should know when blackout periods are in place.

100.4 Additional Clarification for Certain Benefit Plan Transactions

Stock Option Exercises. This Insider Trading Policy does not apply to the exercise of a stock option granted under the current or any future FS Bancorp, Inc. plans, where the option holder uses cash on hand to pay the exercise price. Exceptions to this policy may be made on a case-by-case basis for non-listed Insiders after review by the CEO or CFO. This Insider Trading Policy for option exercises does apply to any sale of the option shares as part of a cashless exercise of the option, or any other market sale for the purpose of generating the cash needed to pay the exercise price of the option. This Policy also applies to the disposition of shares of FS Bancorp, Inc. stock by using such shares to pay the exercise price of a stock option. For Insiders, such transactions may only be affected during an open trading window period and while not in possession of material non-public information or pursuant to a pre-approved Rule 10b5-1 trading plan.

100.5 Gifts

Charitable and other non-profit organizations that receive gifts of public company securities typically sell those securities very soon after receiving them. If one makes such a gift, the sale of the gifted securities by the organization may be attributed to the donor for purposes of the Insider trading laws. The same applies to any other gifts, whether to family members or others, where the gift or has reason to believe (adjudged after the fact) that the recipient is likely to sell the securities soon after receiving them. For this reason, you should not make such gifts of FS Bancorp, Inc. securities at a time when one is aware of material non-public information about FS Bancorp, Inc. Insiders, and their Immediate Family Members or Controlled Entities may make such gifts of FS Bancorp, Inc. securities only during a window period (and then only if the Insider it not aware of material non-public information about FS Bancorp, Inc.) unless the gift is pursuant to a previously established pre-approved Rule 10b5-1 plan adopted during a window period.

100.6 Additional Restrictions

• Short Sales. Short sales of FS Bancorp, Inc. securities evidence an expectation on the part of the seller that the securities will decline in value, and therefore signal to the market that the seller has no confidence in FS Bancorp, Inc. or its short-term prospects. In addition, short sales may reduce the seller’s incentive to improve FS Bancorp, Inc.’s performance. For these reasons, short sales of FS Bancorp, Inc.’s securities are prohibited by this policy. In addition, Directors and Executive Officers and their Immediate Family Members and Controlled Entities are prohibited by law from engaging in short sales of FS Bancorp, Inc. securities.

• Standing Orders. Standing orders, except those used in connection with pre-approved Rule 10b5-1 trading plans, should be used only for a brief period of time. The problem with purchases or sales resulting from standing instructions to a broker is that there is no control over the timing of the transaction. The broker could execute a transaction when the securities owner is in possession of material non-public information. • Churning. To avoid any appearance of impropriety, one is strongly discouraged from repeatedly trading into and out of holdings of FS Bancorp, Inc. securities. Such “churning” can create the appearance of wrongdoing, even if not based on material non-public information and, for Directors and Executive Officers, may result in “short-swing profit” liability under Section 16(b) of the Securities Exchange Act of 1934.

• Margin Accounts and Pledges. Securities held in a margin account may be sold by the broker without the customer’s consent if the customer fails to meet a margin call. Similarly, securities pledged (or hypothecated) as collateral for a loan may be sold in foreclosure if the borrower defaults on the loan. Because a margin sale or foreclosure sale may occur at a time when the pledgor is aware of material non-public information or otherwise is not permitted to trade in FS Bancorp, Inc. securities, Directors, Executive Officers and other employees and their Immediate Family Members and Controlled Entities are advised against holding FS Bancorp, Inc. securities in a margin account or pledging FS Bancorp, Inc. securities as collateral for a loan. Please see FSB-BHC-101.0 Anti-Hedging and Anti-Pledging Policy for additional details.

• Publicly Traded Options. A transaction in a publicly traded option is, in effect, a bet on the short-term movement of the underlying stock and therefore creates the appearance that the director, officer or employee is trading based on inside information. Transactions in options also may focus the Director’s, Executive Officer’s, or employee’s attention on short-term performance at the expense of FS Bancorp, Inc.’s long-term objectives. Therefore, Directors, Executive Officers and employees are not permitted to engage in such transactions.

• Hedging Transactions. Certain forms of hedging or monetization transactions, such as zero-cost collars and forward sale contracts, allow a person to lock in much of the value of his or her stock holdings, often in exchange for all or part of the potential for upside appreciation in the stock. These transactions allow the Director, Executive Officer, or employee to continue to own the covered securities, but without the full risks and rewards of ownership. When that occurs, the Director, Executive Officer or employee may no longer have the same objectives as FS Bancorp, Inc.’s other security holders. Therefore, Directors, Executive Officers and employees are not permitted to engage in such transactions.

100.7 Broker Interface Procedures

To ensure compliance with this policy and timely reporting of transactions to the SEC, Directors and Executive Officers of FS Bancorp, Inc. must impose two requirements on the brokers handling their transactions in FS Bancorp, Inc. securities:

1. Not to enter any buy or sell orders (except for orders under pre-approved Rule 10b5-1 plans) without (a) first verifying with FS Bancorp, Inc. that your transaction was pre-cleared and (b) complying with the brokerage firm’s compliance procedures (e.g., Rule 144 for sales).

2. To report to FS Bancorp, Inc. via (a) telephone and (b) in writing (via email or fax) the details of every transaction involving FS Bancorp, Inc. stock, including all Rule 10b5-1 transactions, within one business day after the trade date. This information should be provided to FS Bancorp, Inc.’s CEO and/or CFO.

100.8 Regulation FD

SEC Regulation FD prohibits Executive Officers, Directors, employees, and others from selectively disclosing material non-public information to members of the public including securities analysts, brokers, or FS Bancorp Inc.’s stockholders. Any contacts or questions from such individuals should be referred to FS Bancorp Inc.’s CEO or CFO. By designating an authorized spokesperson, this procedure is designed to help FS Bancorp, Inc. avoid the selective disclosure of material non-public information and to allow it, if necessary, in the case of non-intentional disclosures, to make prompt public disclosures of the information in the form of press releases, Form 8-Ks or other permissible means of disclosure.

100.9 Post-Termination Transactions

This policy continues to apply to Directors, Executive Officers, and employees as long as they are in possession of material non-public information even after termination of employment or service as a Director. This means that if one is aware of material non-public information at time of termination, that person may not trade in FS Bancorp, Inc. securities until that information has become public or is no longer material, unless the trade occurs pursuant to a pre-approved Rule 10b5-1 trading plan (see “Procedures for Trading in FS Bancorp, Inc. Securities-Rule 10b5-1 Plans) established prior to the termination of employment or service.

100.10 Potential Criminal and Civil Liability and/or Disciplinary Action

Violations of the Insider trading laws are likely to result in harsh consequences for the individuals involved, including exposure to investigations by the SEC, criminal and civil prosecution, disgorgement (forfeiture) of any profits realized or losses avoided through use of the non-public information, penalties of up to three times such profits or avoided losses, whichever is greater, criminal penalties of up to 20 years in prison and/or a fine of up to $5 million and exposure to additional liability in private actions. Any person who violates this policy may be subject to disciplinary action, up to and including termination of employment.

100.11 Additional Guidance

Any person who has a question about this Policy or its application to any proposed transaction is encouraged to obtain additional guidance by contacting FS Bancorp, Inc.’s CFO. However, the ultimate responsibility for adhering to this Policy and avoiding improper trading rests with the individual.

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